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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C 20549

                                  -----------

                                 SCHEDULE 14D-9
                                 (RULE 14d-1O1)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 27)

                                DIME BANCORP, INC.
                          (Name of Subject Company)

                               DIME BANCORP, INC.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                     (CUSIP Number of C1ass of Securities)

                              JAMES E. KELLY, ESQ.
                                GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                   3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                            MITCHELL S. EITEL, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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        This Amendment No. 27 amends and supplements the
solicitation/recommendation statement on Schedule l4D-9 filed with the Securities and Exchange Commission on March 21, 2000, as subsequently amended on March 21, 2000, March 22, 2000, March 24, 2000, March 30, 2000, April 6,
2000, April 7, 2000, April 12, 2000, April 14, 2000, May 1, 2000, May 2, 2000,
May 19, 2000, May 24, 2000, May 31, 2000, June 2, 2000, June 16, 2000, June 20,
2000, June 21, 2000, June 27, 2000, July 7, 2000, July 10, 2000 (2 Schedules),
July 11, 2000, July 28, 2000, August 1, 2000, August 4, 2000 and August 11,
2000 (as so amended, the "Schedule 14D-9,") by Dime Bancorp, Inc., a Delaware corporation ("Dime"), in relation to the exchange offer disclosed in the Schedule TO, dated March 15, 2000 (as amended from time to time, "North Fork's Schedule TO") of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("Fleet Boston"), to exchange each issued and outstanding share of Dime common stock, par value $0.01 per share, for 0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash, upon the terms and subject to the conditions described in North Fork's Schedule TO, the Registration Statement filed on Form S-4 by North Fork on March 15, 2000 and the Prospectus relating to North Fork's common stock dated March 14, 2000 and contained therein (each of which may be amended from time to time and each of which is an Exhibit and incorporated by reference into North Fork's Schedule TO).

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Items 4 and 7 are hereby supplemented and amended by adding the following:

        On July 14, 2000, Dime presented the Slide Presentation at its Annual Meeting of Stockholders which is included herewith as Exhibit (a)(53) and is incorporated herein by reference.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 5 is hereby supplemented and amended by adding the following:

        On August 17, 2000, Dime filed a Schedule 14A that included information about fees to be paid to Credit Suisse First Boston and Merrill Lynch & Co. for their service to Dime as financial advisors in connection with North Fork's hostile offer, Warburg, Pincus Equity Partners, L.P.'s investment and related transactions. The Schedule 14A is incorporated herein by reference.



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ITEM 9. EXHIBITS.

Item 9 is hereby supplemented and amended by adding the following.

Exhibit
Number             Description
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(a)(53)            Slide Presentation, dated July 14, 2000 (presented at Dime's
                   Annual Meeting of Stockholders on July 14, 2000).






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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                DIME BANCORP, INC.



                                                By: /s/ JAMES E. KELLY
                                                    ---------------------
                                                    Name:  James E. Kelly
                                                    Title: General Counsel


Dated: August 18, 2000


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                                 EXHIBIT INDEX

Exhibit
Number              Description
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(a)(53)             Slide Presentation, dated July 14, 2000 (presented at Dime's
                    Annual Meeting of Stockholders on July 14, 2000).






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